November 29, 2012

VIA EDGAR CORRESPONDENCE

Mr. Bruce Cascio

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

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Re:	Integra LifeSciences Holdings Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 27, 2012
Form 10-Q for the Quarterly Period Ended September 30, 2012
Filed October 24, 2012
File No. 000-26224

Dear Mr. Cascio:

On behalf of our client, Integra LifeSciences Holdings Corporation (the “Company”) this letter sets forth the Company’s response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above-referenced filings. For your convenience, we have set forth each of the Staff’s comments immediately preceding each of the responses below.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Income Taxes, page 52

1.	We note the significance to your operating results of the benefit from “foreign operations” as disclosed on the income tax provision reconciliation on page F-35. In light of the significant impact of lower taxes on foreign earnings to your operating results, please disclose the relationship between foreign pre-tax income and the foreign effective tax rate in greater detail in future filings. It appears as though separately discussing the foreign effective income tax rate is important information material to an understanding of your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350. Please provide us the revised disclosure that you will include in future filings.

November 29, 2012

Response:

To date, the Company has provided a discussion of the effect of foreign tax rates on its effective tax rate to assist investors in understanding the Company’s results of operations. The Company has discussed in MD&A the impact on its effective tax rate of earnings in the jurisdictions in which it conducts operations and has provided disclosure regarding this impact. In particular, this disclosure includes (i) the discussion under Critical Accounting Policies and the Use of Estimates, “Income Taxes,” which explains that the Company’s effective tax rate has and will depend upon the geographic distribution of the Company’s pre-tax earnings among locations with varying tax rates; and (ii) the discussion under Results of Operations, “Income Taxes,” which references Note 10 to the Company’s consolidated financial statements, which in turn provides a reconciliation of the U.S. federal statutory rate to the Company’s effective tax rate.

In light of the Staff’s comment, the Company hereby confirms that in future filings, where material,1 the Company’s MD&A will include a discussion of the impact of foreign earnings taxed at different rates than U.S. rates in the period over period discussion of the effective tax rate. In addition, in future filings, the Company will include, in its Critical Accounting Policies and Use of Estimates in MD&A, disclosure substantially in the following form:

“The provision for income taxes may change period-to-period based on specific events, such as the settlement of income tax audits and changes in tax laws, as well as general factors, including the geographic mix of income before taxes, state and local taxes and the effects of the Company’s global income tax strategies. We maintain strategic management and operational activities in overseas subsidiaries and our foreign earnings are taxed at rates that are generally lower than in the United States. Please refer to Note XX in the Notes to Consolidated Financial Statements, Income Taxes, in Item 8 of Part II of this Report for disclosures related to foreign and domestic pretax income, foreign and domestic income tax (benefit) expense and the effect foreign taxes have on our overall effective tax rate.”

[1]

The Company respectfully notes that Release No. 33-8350 specifically directs companies to (i) “eliminate immaterial information that does not promote understanding of companies’ financial condition, liquidity and capital resources, changes in financial condition and results of operations”; (ii) “avoid the unnecessary information overload for investors that can result from disclosure of information that is not required, is immaterial, and does not promote understanding”; (iii) “de-emphasize (or, if appropriate, delete) immaterial information that is not required and does not promote understanding”; and (iv) “avoid unnecessary duplication and immaterial detail that is not required and does not promote understanding of a company’s overall financial condition and operating performance.” See Release No. 33-8350, Sections I.B., I.C. & III.B.

November 29, 2012

Note 12. Commitments and Contingencies, page F-39

2.	We reference the statement that it is possible that your results of the operations and, financial position and cash flows in a particular period could be materially affected by the outstanding contingencies. Please clarify how you applied the guidance in FASB ASC 450-20. In that regard, please tell us if the loss contingency is probable or reasonably possible. If the loss is reasonably possible, please revise future filings to disclose the amount or range of reasonably possible losses, that any such amount is not material to the financial statements as a whole, or that the amount of loss cannot be estimated.

Response:

In future filings, the Company will disclose the amount or range of reasonably possible losses, to the extent material, or state that the Company cannot reasonably estimate the amount of such possible losses.

The Company acknowledges that the Staff’s observation that paragraphs 3-5 of ASC 450-20-50 require disclosure regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or a statement that such an estimate cannot be made with respect to those loss contingencies where (i) an unfavorable outcome is determined to be reasonably possible but not probable or (ii) the amount of a probable loss cannot be reasonably estimated. In its prior disclosure, the Company stated that its ordinary course claims “are not expected, individually or in the aggregate, to result in a material adverse effect on our financial condition.” The Company further stated that “it is possible that the Company’s results of operations, financial position and cash flows in a particular period could be materially affected by these contingencies.” The Company respectfully submits that this statement was intended to acknowledge that the Company’s ordinary course matters cannot be accurately predicted and, to the extent that such matters could result in a material loss, they are not susceptible of a reasonable estimate.

In applying ASC 450-20 to evaluate the Company’s loss contingencies, the Company undertakes an analysis of its pending litigation matters. This analysis involves review of the Company’s litigation matters by the Law Department and General Counsel, Chief Financial Officer, Controller, and other personnel, as appropriate. The Company undergoes this analysis at the end of each quarter or more frequently, as necessary. Disclosure regarding the Company’s pending litigation matters is also reviewed for completeness and accuracy upon the filing of each of the Company’s periodic reports. The Company records an accrual for litigation matters when the loss contingency is probable and the amount of the loss can be reasonably estimated in accordance with ASC 450-20-25, using either (i) the best estimate of loss within a range or (ii) the minimum amount of the range, where the Company determines that no estimate within the range is better than any other.

November 29, 2012

The Company continually monitors litigation and regulatory matters for new information and further developments that could affect the amount of the previous accrual recorded in respect of a particular loss contingency.

With respect to other matters for which a loss is probable or reasonably possible, but an estimate cannot be made, the Company has determined that it is unable to estimate the possible loss or range of loss due to the inherently unpredictable nature of these legal proceedings. Factors that may lead to this determination may include unsubstantiated or indeterminate damages sought in the proceedings; incomplete scientific and/or legal discovery; early-stage proceedings that provide insufficient information regarding the likelihood of ultimate outcome; substantial uncertainties surrounding legal questions at issue in the proceedings; ongoing dispute over significant facts in question; the number of parties involved in the matter and their diverging interests; and other uncertainties that may be inherent in certain legal proceedings.

In each case with respect to reasonably possible loss contingencies, the Company is currently unable to determine a reasonable estimate of the possible loss or range of loss.

Form 10-Q for the quarterly period ended September 30, 2012

Item 4. Evaluation of Disclosure Controls and Procedures, page 32

3.	We reference the disclosure on page 33 that the United States Attorney’s Office for the District of New Jersey is investigating the activities of two sales representatives in a single region within your Extremities Reconstruction division pertaining to the alleged creation of invoices for products that were not sold or surgeries that did not take place for extremities indications. Please tell us what steps the company has taken to investigate these claims. In addition, please tell us how you considered the investigation in assessing the effectiveness of your disclosure controls and procedures at September 30, 2012.

Response:

The Company became aware of issues relating to this matter during a routine phone call between a collector from its Accounts Receivable Department and a customer’s representative. As a result, the Company initiated an internal review that identified certain issues with respect to invoices for transactions during 2009, 2010 and the first quarter of 2011 relating to a single hospital and potentially two of the Company’s sales representatives within the Extremities Reconstruction business. These two sales representatives, one of whom succeeded the other, operated in a sales region that contributes less than 0.3% of the Company’s consolidated revenues.

In reviewing the past conduct of two sales representatives with respect to a single hospital, the Company formed an internal team consisting of members of the internal audit and law departments, including the head of internal audit and the Company’s internal counsel with primary responsibility over litigation and investigations. The Company’s internal audit team

November 29, 2012

conducted a review of the Company’s consignment inventory and sales processes, including detailed control testing and analysis. The Company’s review included significant cooperation from the affected customer. The Company compared data from its internal records with the customer’s surgical records relating to use of product in surgical sets. Due to applicable health care regulatory requirements, the Company does not have direct access to a customer’s surgical records. The customer granted access to the Company for us to validate the information in its internal records. Upon completion of the Company’s review with respect to these matters, management did not identify a related deficiency, or combination of deficiencies, in the Company’s internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements would not be prevented or detected on a timely basis. Although the Company has modified certain transaction-level controls, the Company concluded that none of these changes have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company fully resolved the matter with the customer during the second quarter of 2012. At that time, management reviewed the matter and discussed the Company’s internal controls and processes with senior management, the Law Department, Internal Audit, the Disclosure Committee, outside securities counsel and outside counsel representing the Company with respect to the particular matter involving the United States Attorney’s Office for the District of New Jersey, as well as the Audit Committee of the Company’s Board of Directors.

As previously reported, the United States Attorney’s Office for the District of New Jersey contacted the Company on June 6, 2012 regarding the matters that gave rise to the Company’s internal review and the final resolution with the Company’s customer. The Company is cooperating with the United States Attorney’s office on a voluntary basis and is not a subject or target of an investigation at this time. Although the Company concluded that this matter was not material to the Company’s business or operations based on all of the facts and circumstances currently known, in the interest of transparency the Company nonetheless determined to provide supplemental disclosure with respect to the matter involving the United States Attorney’s Office.

The Company regularly reviews its disclosure obligations with respect to this matter, including the disclosure requirements under Regulation S-K Items 103, 303, 307, 308, 503 and 601 and other applicable requirements. The Company has recorded, processed, summarized and reported, all required information within the time periods specified in the Commission’s rules and forms. Moreover, the Company has confirmed that its controls and procedures are designed to ensure that information required to be disclosed in the reports that the Company files or submits to the Commission under the Exchange Act is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. As a result, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of September 30, 2012 at the reasonable assurance level.

*             *             *

November 29, 2012

We are enclosing a letter from John B. Henneman, III, Executive Vice President, Finance and Administration, and Chief Financial Officer of the Company, containing a statement from the Company acknowledging each of the matters requested by the Staff.

If you have any questions or comments with regard to these responses or other matters, please call the undersigned at (202) 637-2165.

Very truly yours,

/s/ Joel H. Trotter
Joel H. Trotter
of LATHAM & WATKINS LLP

cc:	Peter J. Arduini, President and Chief Executive Officer and Director
John B. Henneman, III, Chief Financial Officer
Jerry E. Corbin, Vice President, Corporate Controller
Richard D. Gorelick, General Counsel and Secretary
Integra LifeSciences Holdings Corporation
Denis Naughter
PricewaterhouseCoopers LLP
Edward Sonnenschein
Latham & Watkins LLP